UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER: 000-50045
                                                       CUSIP NUMBER: 291732105

(Check one): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ] Form 10-D
             [ ]Form N-SAR [ ]Form N-CSR

     For Period Ended:  JUNE 30, 2006.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

EMPIRE GLOBAL CORP.
----------------------------------------------------------------------------
Full Name of Registrant

NOT APPLICABLE
----------------------------------------------------------------------------
Former Name if Applicable

501 ALLIANCE AVENUE, SUITE 400
----------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

TORONTO, ONTARIO,  M6N 2J1
----------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     | (a) The reason described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense
     | (b) The subject annual report, semi-annual report, transition report on
     |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     |     portion thereof, will be filed on or before the fifteenth calendar
 [X] |     day following the prescribed due date; or the subject quarterly
     |     report or transition report on Form 10-Q,  or subject distribution
     |     report on Form 10-D or portion thereof, will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, Form 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

The Registrant has been unable to complete preparation of its Form 10-QSB for the quarter ended June 30, 2006 due to delays in the financial statement review process. Collecting and processing all business and financial data in sufficient time to file the report could not be completed without unreasonable effort and expense. As a result our Auditors have not been able to complete the review of our financial statements in a timely manner. The Registrant believes that it will file its Form 10-QSB for the quarter ended June 30, 2006 on or before the fifth calendar day following the prescribed due date.


PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

             Florence Tsun           416              299-1680
         --------------------   -------------   --------------------
                (Name)           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                              YeS[X]    No[ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              YeS[ ]    No[X]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

------------------------------------------------------------------------------

                              EMPIRE GLOBAL CORP.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: AUGUST 14, 2006                   Per: /s/ Ken Chu
                                             -----------------------------
                                             Ken Chu
                                             Chief Executive Officer